SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, year

AVIVA PLC

  (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Aviva Persons Discharging Managerial Responsibility
Aviva Savings Related Share Option Scheme 2007
2010 Invitation - Date of Grant-29 September 2010

The following person discharging managerial responsibility (PDMR) of Aviva plc has been granted the following award of shares under the Aviva Savings Related Share Option Scheme 2007.

Name	Date of Grant	Option Price	No of Options Granted
Patrick Regan	29.09.10	£3.10	2,903

This notification is made in accordance with DTR 3.1.2.

For press enquiries, please contact:
Andrew Reid                                                               +44 (0)20 7662 7544
Sue Winston                                                               +44 (0)20 7662 8221

For any other queries, please contact:
Kirsty Cooper, Group General Counsel                  +44 (0)20 7662 6646
Liz Nicholls, Assistant Company Secretary            +44 (0)20 7662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 September 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary